Exhibit 99.2

Four Oaks Place
1300 Post Oak Boulevard, Suite 1000
Houston, Texas 77056
Telephone:	(713) 850-9955
Facsimile:	(713) 850-9966
Email:	gcah@gaffney-cline.com

SAS/bgh/C1490.04/gcah.92.10	May 21, 2010

Mr. Aquiles Rattia

Repsol YPF

Paseo de la Castellana 278

28046, Madrid, Spain

Reserve Statement for Albacora Leste Field, Brazil

as of September 30, 2009

Dear Mr. Rattia:

This reserve statement has been prepared by Gaffney, Cline & Associates (GCA) at the request of Repsol YPF Brasil S.A. (RY), a non-operator of and 10.00% interest participant in the Albacora Leste field in the Campos Basin of Brazil. GCA has conducted an independent audit examination as of September 30, 2009, of the crude oil and natural gas reserves of Albacora Leste field. On the basis of technical and other information made available to us concerning this property unit, we hereby provide the reserve statement given in the table below. Total Proved Reserves, net to RY interest, represent 1.2% of Repsol YPF’s total Proved Reserves on a barrel oil equivalent (BOE) basis. Our study was completed on December 15, 2009.

Statement of Remaining Hydrocarbon Volumes

Albacora Leste Field, Brazil

as of September 30, 2009

Reserves	Gross (100%) Field Volumes		Reserves Net to RY Interest
	Liquids (MMstb)	Gas (Bscf)	Liquids (MMstb)	Gas (Bscf)
Proved
Developed	233.5	76.1	22.1	7.1
Undeveloped	15.9	3.1	1.6	0.3

Total Proved	249.4	79.2	23.7	7.5

Hydrocarbon liquid volumes represent crude oil and condensate and gasoline estimated to be recovered during field separation and plant processing, and are reported in millions of stock tank barrels. Natural gas volumes represent expected gas sales, and are reported in billions (109) of cubic feet (at standard conditions of 14.7 psia and 60 degrees Fahrenheit). The volumes have been reduced for fuel usage in the field. Based on the interpretation that royalties payable to the ANP – Agencia Nacional do Petroleo are a financial obligation or substantially equivalent to a production or similar tax, they have not been deducted from the reported volumes.

UNITED KINGDOM    UNITED STATES    SINGAPORE    AUSTRALIA    ARGENTINA    BRAZIL    KAZAKHSTAN    RUSSIA    UAE

Gaffney, Cline & Associates
SAS/bgh/C1490.04/gcah.92.10

Repsol YPF

May 21, 2010

Proved gas volumes are based on firm and existing gas contracts, and on the reasonable expectation that such gas sales contracts will be renewed on similar terms in the future.

The Technical Review presents a brief discussion of the process GCA used to complete this independent reserve audit, including a detailed breakdown of reserve volumes by reservoir unit/compartment, attached in Appendix II.

This audit examination was based on reserve estimates and other information provided by RY to GCA through September 2009, and included such tests, procedures and adjustments as were considered necessary. All questions that arose during the course of the certification process were resolved to our satisfaction. GCA believes that the assumptions, data, methods and procedures used in connection with the preparation of this report are appropriate for the purpose served by the report.

The economic tests for the September 30, 2009 Proved Developed and Total Proved reserve volumes were based on a realized crude oil price of US$33.50/Bbl and an average gas sales price of US$5.96/Mscf, as advised by RY.

Future capital costs were derived from development program forecasts prepared by RY for the field. Recent historical operating expense data were utilized as the basis for operating cost projections. GCA has found that RY has projected sufficient capital investments and operating expenses economically to produce the projected volumes.

It is GCA’s opinion that the estimates of total remaining recoverable hydrocarbon liquid and gas volumes as of September 30, 2009, are, in the aggregate, reasonable and have been prepared in accordance with the definitions for Proved reserves set out in Rule 4-10 of Regulation S-X of the United States Securities and Exchange Commission, attached in Appendix III.

This assessment has been conducted within the context of GCA’s understanding of RY’s petroleum property rights as represented by RY management as well as the effects of petroleum legislation, taxation and other regulations that currently pertain to the property. GCA is not aware of any potential regulation amendments which could affect the ability to recover the estimated reserves. GCA is not in a position to attest to property title, financial interest relationships or encumbrances thereon for any part of the appraised properties or interests.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any Reserve or Resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, Reserve and Resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

Gaffney, Cline & Associates
SAS/bgh/C1490.04/gcah.92.10

Repsol YPF

May 21, 2010

For this assignment, GCA served as independent Reserve auditors. The firm’s officers and employees have no direct or indirect interest holding(s) in the property unit(s) evaluated or RY. GCA’s remuneration was not in any way contingent on reported reserve or resource estimates.

Finally, please note that GCA reserves the right to approve, in advance, the use and context of the use of any results, statements or opinions expressed in this report. Such approval shall include, but not be confined to, statements or references in documents of a public or semi-public nature such as loan agreements, prospectuses, reserve statements, press releases etc. This report has been prepared for RY and should not be used for purposes other than those for which it is intended.

Very truly yours,

GAFFNEY, CLINE & ASSOCIATES, INC.

/s/ David K. Morgan
David K. Morgan Senior Technical Manager

Attachments

Appendices	I:	Statement of Qualifications
	II:	Technical Explanations
	III:	Reserve Definitions (SEC)

Gaffney, Cline & Associates

APPENDICES

Gaffney, Cline & Associates

APPENDIX I:

Statement of Qualifications

Gaffney, Cline & Associates

Statement of Qualifications

One of GCA’s Senior Technical Managers was responsible for overseeing the preparation of the audit. This manager has over 40 years of diversified international industry experience mainly in reservoir-engineering, geology, reserves estimates, project development, economics and training in the assessment, classification and reporting of reserves and resources. Over the past 5 years he has been responsible for project review and oversight for GCA’s Houston office as it pertains to exploration and production activities including the reserves audits conducted on behalf of Repsol YPF. He is a member of the Society of Petroleum Engineers (SPE) and holds a petroleum engineering degree from Marietta College.

Gaffney, Cline & Associates

APPENDIX II:

Technical Review

Gaffney, Cline & Associates

Reserve Statement for Albacora Leste Field, Brazil

as of September 30, 2009

This reserve statement has been prepared by Gaffney, Cline & Associates (GCA) at the request of Repsol YPF Brasil S.A. (RY), a non-operator of and 10.00% interest participant in the Albacora Leste field in the Campos Basin of Brazil. GCA has conducted an independent audit examination as of September 30, 2009, of the crude oil and natural gas reserves of Albacora Leste field. On the basis of technical and other information made available to us concerning this property unit, we hereby provide the reserve statement given in the tables below, including a detailed breakdown of reserve volumes by reservoir unit/compartment.

Albacora Leste Crude Oil Reserves Volumes (thousand barrels)

	Proved Developed Producing	Proved Undeveloped	Total Proved
Total Gross Field Reserves	233,470	15,880	249,350
C1-2	77,840	—	77,840
C5-6-9	49,690	—	49,690
C10-11	9,680	—	9,680
C14-17	53,870	15,880	69,750
C18	10,390	—	10,390
C19	32,000	—	32,000
Total RY Net Working Interest	22,131	1,588	23,719
C1-2	7,784	—	7,784
C5-6-9	4,969	—	4,969
C10-11	968	—	968
C14-17	5,387	1,588	6,975
C18	1,039	—	1,039
C19	1,984	—	1,984

Oil volumes are reported in thousands of barrels at standard conditions of 14.7 psia and 60 degrees Fahrenheit.

Gaffney, Cline & Associates

Albacora Leste Natural Gas Reserves Volumes (million cubic feet)

	Proved Developed Producing	Proved Undeveloped	Total Proved
Total Gross Field Reserves	76,062	3,102	79,164
C1-2	24,494	—	24,494
C5-6-9	15,858	—	15,858
C10-11	3,010	—	3,010
C14-17	17,180	3,102	20,282
C18	3,289	—	3,289
C19	12,231	—	12,231
Total RY Net Working Interest	7,141	310	7,451
C1-2	2,449	—	2,449
C5-6-9	1,586	—	1,586
C10-11	301	—	301
C14-17	1,718	310	2,028
C18	329	—	329
C19	758	—	758

Gas volumes are reported in millions of cubic feet at standard conditions of 14.7 psia and 60 degrees Fahrenheit.

Albacora Leste Hydrocarbon Reserves Volumes (thousand BOE)

	Proved Developed Producing	Proved Undeveloped	Total Proved
Total Gross Field Reserves	247,007	16,430	263,437
C1-2	82,200	—	82,200
C5-6-9	52,510	—	52,510
C10-11	10,210	—	10,210
C14-17	56,930	16,430	73,360
C18	10,980	—	10,980
C19	34,177	—	34,177
Total RY Net Working Interest	23,402	1,643	25,045
C1-2	8,220	—	8,220
C5-6-9	5,251	—	5,251
C10-11	1,021	—	1,021
C14-17	5,693	1,643	7,336
C18	1,098	—	1,098
C19	2,119	—	2,119

Gaffney, Cline & Associates

GCA METHODOLOGY

The review process was initiated by RY through a two day technical presentation and discussion in their Rio de Janeiro offices. During these meetings, RY made a comprehensive presentation on the geological, petrophysical, and engineering aspects that went into the determination of their reserve volumes for Albacora Leste. GCA believes RY’s technical staff made competent presentations and were both willing and able to answer GCA’s questions regarding the properties under review. It is GCA’s opinion that the results presented were reasonable.

GEOLOGIC REVIEW

RY’s geologic presentation started with a review of the regional geology of the area and a description of the four reservoir units, AB90, AB100, AB200 and Caratinga, that make up the Albacora Leste field. As part of this presentation, RY reviewed the petrophysics of each reservoir unit and how that analysis was used to help define the associated hydrocarbon volumes in the geologic models. A copy of this presentation and all associated data were provided to GCA in electronic format for GCA’s detailed review. GCA conducted this detailed review of the primary data in their Houston office and found them to be reasonable and in-line with the associated geologic model.

RY followed the data review with a discussion of the updated geologic model. They explained that, based on new, post-2006 production/pressure data, the number of AB100 reservoir compartments were decreased from twelve to five. Again, using post-2006 reservoir data, the AB200 reservoir was reduced from five to two compartments. The data used to support these changes was reviewed by GCA and considered reasonable. In-place hydrocarbon volumes were calculated using the static geologic model and these in-place volumes were used as a check of the reasonableness of the recoverable hydrocarbon volumes (reserve volumes) defined from decline curve analysis and material balance calculations. The in-place volumes from the static model were considered to have a reasonable match to the associated reserve volumes.

RESERVOIR ENGINEERING REVIEW

RY’s reservoir engineering presentation described in great detail the modeling processes used to establish reserve estimates for the four reservoir units in the Albacora Leste field. RY presented the decline curve analyses, based on more than three year’s production history, that formed the basis for estimation of Proved reserves. A copy of these presentations and all associated data were provided to GCA in electronic format for GCA’s detailed review. GCA conducted this detailed review of the primary data in their Houston office and found RY’s aggregate reserve estimates for the Albacora Leste field to be reasonable and in-line with the appropriate reserve definition guidelines.

In general, GCA believes that RY has been relatively conservative in their current assessment of Albacora Leste field reserve volumes. The following tables compare gross (100% field) Proved reserves, by compartment, as presented by RY and as assessed by GCA, based on independent decline curve analysis.

Gaffney, Cline & Associates

ABL Gross Proved Reserves @ 9/30/2009 - Repsol				ABL Gross Proved Reserves @ 9/30/2009 - GCA
	Oil MBbl	Sales Gas MMscf	BOE MBOE		Oil MBbl	Sales Gas MMscf	BOE MBOE
C1-2	77,840	24,494	82,200	C1-2	77,969	24,535	82,336
C5-6-9	49,690	15,857	52,510	C5-6-9	50,424	16,092	53,286
C10-11	9,680	3,010	10,210	C10-11	9,583	2,980	10,108
C14-17	53,870	17,180	56,930	C14-17	52,226	16,656	55,193
C18	10,390	3,289	10,980	C18	11,529	3,649	12,184
C19	32,000	12,231	34,177	C19	32,472	12,411	34,682

Total	233,470	76,062	247,007	Total	234,203	76,323	247,787

Difference: GCA - Repsol				% Difference: (GCA - Repsol) / GCA
	Oil MBbl	Sales Gas MMscf	BOE MBOE		Oil %	Sales Gas %	BOE %
C1-2	129	41	136	C1-2	0.2	0.2	0.2
C5-6-9	734	234	776	C5-6-9	1.5	1.5	1.5
C10-11	(97)	(30)	(102)	C10-11	(1.0)	(1.0)	(1.0)
C14-17	(1,644)	(524)	(1,737)	C14-17	(3.1)	(3.1)	(3.1)
C18	1,139	361	1,204	C18	9.9	9.9	9.9
C19	472	180	504	C19	1.5	1.5	1.5

Total	733	261	780	Total	0.3	0.3	0.3

For compartments C1-2, C5-6-9, C10-11, and C19, the Repsol and GCA volumes are in close agreement. However, GCA believes that Repsol has somewhat overstated the Proved reserves in compartment C14-17, in light of recent production performance since their decline analysis as of 6/30/2009. The practice of adjusting reserve estimates based on an out-dated analysis by deducting three month’s production volumes is not recommended. On the other hand, GCA’s analysis of compartment C18 suggests a conservative interpretation by Repsol. With an aggregate difference of 0.3%, which represents 780 MBOE, RY’s gross Proved reserves volumes are well within the tolerance required for ratification by GCA.

In addition to the technical presentation and data described above, RY provided GCA with reports of development plans, historical and forecast capital and operating costs and resulting economic analyses to support the RY reserve estimates. After detailed review of these data, GCA believes that economic limits do not impact the reserve volumes reported by RY within the term of the Albacora Leste licensing contract, which expires on August 6, 2025.

Gaffney, Cline & Associates

APPENDIX III:

Reserves Definitions

(SEC)

Gaffney, Cline & Associates

SEC DEFINITIONS FOR OIL AND GAS RESERVES

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i)	Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii)	Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii)	Estimates of proved reserves do not include the following: (A) oil that may become available from know reservoirs, but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors: (C) crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves or undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.